Exhibit 99.2

Shinhan Financial Group Review Report for the First Quarter of 2023 (Seperate)

Contents:

Report on Review of Interim Financial Statements

Separate Interim Statements of Financial Position

Separate Interim Statements of Comprehensive Income

Separate Interim Statements of Changes in Equity

Separate Interim Statements of Cash Flows

Notes to the Separate Interim Financial Statements

Please refer to the attached PDF file to see more details.